

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

November 20, 2009

Via U.S. Mail and Facsimile

Berth H. Milton
Chief Executive Officer
Private Media Group, Inc.
Calle de la Marina 14-16
Floor 18, Suite D, 08005
Barcelona, SPAIN

> **Re:** **Private Media Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 3, 2009**
> **File No. 000-25067**

Dear Mr. Milton:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director

cc: Samuel S. Guzik
          (310) 914-8606